UCOMMUNE GROUP HOLDINGS LIMITED

Floor 8, Tower D
No.2 Guang Hua Road
Chaoyang District, Beijing
People’s Republic of China, 100025

August 6, 2020

Re:	Ucommune Group Holdings Limited (CIK: 0001785841) Request to Withdrawal of Registration Statement on Form F-1 (File No. 333-235452)

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Joseph Kempf, Ms. Inessa Kessman, Ms. Katherine Bagley and Ms. Mara Ransom

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Ucommune Group Holdings Limited (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form F-1 (File No. 333-235452) together with all exhibits thereto (the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter. The Registration Statement was originally filed by the Company on December 11, 2019. In light of the current capital markets condition, the Company is considering other alternatives and has determined not to proceed at this time with the offering and sale of the securities proposed to be covered by the Registration Statement. The Registration Statement has not been declared effective by the Commission and the Company confirms that no securities have been sold pursuant to the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Company respectfully requests that in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

If you have any questions regarding this letter, please contact the Company’s legal counsel, James C. Lin of Davis Polk & Wardwell LLP, at +852 2533-3300.

Sincerely,

UCOMMUNE GROUP HOLDINGS LIMITED

		By:	/s/ Zhuangkun He
Name: Zhuangkun He
Title: Director and Chief Executive Officer

cc:	James C. Lin, Davis Polk & Wardwell LLP